No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF

1940 AND RULE 17d-1 UNDER THE 1940 ACT PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) AND RULE 17d-l

FS GLOBAL CREDIT OPPORTUNITIES FUND AND FS GLOBAL ADVISOR, LLC
FS TACTICAL PRIVATE FUND, LLC AND FS TACTICAL ADVISOR, LLC

201 Rouse Boulevard

Philadelphia, Pennsylvania 19112

(215) 495-1150

All Communications, Notices and Orders to:

Stephen S. Sypherd, Esq.
General Counsel
FS Global Advisor, LLC
201 Rouse Boulevard
Philadelphia, Pennsylvania 19112
Telephone: (215) 495-1150

Copies to:

Joshua B. Deringer
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
(215) 988-2959

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder, permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1:

•	FS Global Credit Opportunities Fund, a closed-end management investment company registered under the 1940 Act (the “Fund”);

•	FS Global Advisor, LLC, the investment adviser to the Fund (“FS”); and

•

FS Tactical Private Fund, LLC, which is an entity whose investment adviser is an FS Adviser[2] and that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Affiliated Investor”);

•	FS Tactical Advisor, LLC, the investment adviser to FS Tactical Private Fund, LLC (the “Affiliated Investor Advisor” and, together with the Fund, FS and the Affiliated Investor, the “Applicants”).

The relief requested in this application for an Order (the “Application”) would allow one or more Regulated Entities3 and/or one or more Affiliated Investors4 to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Sections 17(d) and 57(a)(4) and the rules under the 1940 Act (the “Co-Investment Program”). For purposes of this Application, a “Co-Investment Transaction” shall mean any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary5) participates together with one or more other Regulated Entities and/or one or more Affiliated Investors in reliance on the Order and a “Potential Co-Investment Transaction” shall mean any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Investors without obtaining and relying on the Order. The term “Adviser” means any FS Adviser.

Any of the Regulated Entities may, from time to time, form one or more Wholly-Owned Investment Subsidiaries. A Wholly-Owned Investment Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor because it would be a company controlled by its parent Regulated Entity for purposes of Sections 17(d) and 57(a)(4) and Rule 17d-1. Applicants request that a Wholly-Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned Investment Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Entity were participating directly.

1 Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2 “FS Adviser” means FS or any future investment adviser that (i) controls, is controlled by or is under common control with FS, (ii) is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and (iii) is not a Regulated Entity (as defined below) or a subsidiary of a Regulated Entity.

3 “Regulated Entity” or “Regulated Entities” means the Fund and any Future Regulated Entity. “Future Regulated Entity” means a closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a business development company (“BDC”) under the 1940 Act and (b) whose investment adviser is an FS Adviser. Section 2(a)(48) of the 1940 Act defines a “BDC” to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities. In the event that any Affiliated Investor registers as a closed-end management investment company in the future, such Affiiliated Investor will be a Regulated Entity for purposes of this application.

4 “Affiliated Investors” means the Affiliated Investor and any Future Affiliated Investor. “Future Affiliated Investor” means an entity (a) whose investment adviser is an FS Adviser and (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

5 “Wholly-Owned Investment Subsidiary” means any entity: (i) that is wholly-owned by a Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Entity (and, in the case of an entity that is licensed by the Small Business Administration to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”), to maintain a license under the SBA Act and issue debentures guaranteed by the Small Business Administration); (iii) with respect to which the board of directors of such Regulated Entity has the sole authority to make all determinations with respect to the entity’s participation under the conditions of this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries participating in the Co-Investment Program will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies (as defined below) that are either substantially the same as, or a subset of, their parent Regulated Entity’s Objectives and Strategies. A subsidiary that is an SBIC may be a Wholly-Owned Investment Subsidiary if it satisfies the conditions in this definition.

2

Applicants represent that this treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other than serving as a holding vehicle for the Regulated Entity’s investments and, therefore, no conflicts of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary. The board of directors or trustees (the “Board”)6 of such Regulated Entity would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Regulated Entity’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Subsidiary in the Regulated Entity’s place. If the Regulated Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subsidiaries, the Regulated Entity’s Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions of the Application.

II.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Fund

The Fund was organized under the Delaware Statutory Trust Act on January 28, 2013, and is a non-diversified, closed-end management investment company. The Fund commenced investment operations on December 12, 2013. The Fund intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund’s principal place of business is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

The Fund’s investments generally are made directly, but may in the future be made through one or more Wholly-Owned Investment Subsidiaries that the Fund may establish from time to time. Such Wholly-Owned Investment Subsidiaries will have Objectives and Strategies (as defined below) that are substantially the same as, or a subset of, those of the Fund, although the Wholly-Owned Investment Subsidiaries will be subject to different regulatory regimes.

The Fund’s investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation, with a secondary objective of capital preservation. Interests in the Fund are being issued solely to its feeder funds, FS Global Credit Opportunities Fund – ADV, FS Global Credit Opportunities Fund – T, FS Global Credit Opportunities Fund – A, FS Global Credit Opportunities Fund – D and FS Global Credit Opportunities Fund – T2 (the “Feeder Funds”) in private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of and/or Regulation D under the Securities Act of 1933 (the “Securities Act”). Each Feeder Fund seeks to achieve its investment objectives by investing substantially all of its assets in the Fund. Any assets of each Feeder Fund not invested in the Fund are de minimis amounts of cash or cash equivalents used to meet its ongoing expenses. All investments are made at the Fund level; therefore, each Feeder Fund’s investment results will correspond directly to the investment results of the Fund.

The Fund invests primarily in a portfolio of secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments, which, under normal circumstances, will represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes). In addition, the Fund invests primarily in those countries where creditors’ rights are protected by law, such as countries in North America and Western Europe, although in select situations the Fund may invest in securities of issuers domiciled elsewhere. The geographic areas of focus are subject to change from time to time and may be changed without notice to shareholders of the Feeder Funds. There is no minimum or maximum limit on the amount of the Fund’s assets that may be invested in securities or other instruments of non-U.S. issuers or borrowers.

The Fund seeks to achieve its investment objectives by focusing on a limited number of opportunities across the investment universe that it believes offer potentially exceptional risk-adjusted income and returns as compared to more traditional investment strategies under current and expected economic conditions. By focusing on high conviction investment opportunities, without respect to geographic constraints, and on strategies such as event-driven, special situations and market price inefficiencies, the Fund believes it can create a portfolio that offers high potential income and returns while limiting the risk of the Fund.

6 The term “Board” refers to the board of directors or trustees of any Regulated Entity.

7 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995) (collectively, the “JT No-Action Letters”).

3

The Fund has a nine member board (the “Fund Board”), of which six members are Independent Trustees.8 No Independent Trustee of a Regulated Entity will have a financial interest in any Co-Investment Transaction.

B.	The Affiliated Investor

FS Tactical Private Fund, LLC is a Delaware limited liability company that is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.9 The Affiliated Investor was organized on May 31, 2018. The Affiliated Investor’s primary investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation over complete market cycles. The Affiliated Investor intends to invest primarily in performing, below-investment grade corporate credit instruments (senior secured loans and secured and unsecured bonds) in the United States, Canada and Europe. The board of managers of the Affiliated Investor (the “Affiliated Investor Board”) has ultimate responsibility for the management and operations of the Affiliated Investor. The Affiliated Investor Advisor serves as investment adviser to the Affiliated Investor.

The Affiliated Investor Board is currently comprised of one manager. If the Affiliated Investor registers as an investment company, the Affiliated Investor Board will be comprised of a majority of Independent Trustees. The Affiliated Investor Board, the Fund Board and any board of managers of a Future Regulated Fund are each referred to herein as a “Board” and collectively the “Boards,” as applicable.

C.	FS and the Affiliated Investor Advisor

FS and the Affiliated Investor Advisor serve as the investment adviser of the Fund and the Affiliated Investor, respectively, and either they or another FS Adviser will serve as the investment adviser to any Future Regulated Entity. FS and the Affiliated Investor Advisor also provide administrative services to the Fund and the Affiliated Investor, respectively, under an administrative services agreement. FS is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, its sole client is the Fund. The Affiliated Investor Advisor is a Delaware limited liability company and intends to register as an investment adviser with the Commission under the Advisers Act. On the date of this Application, its sole client is the Affiliated Investor.

FS and the Affiliated Investor Advisor are each a subsidiary of Franklin Square Holdings, L.P., a Pennsylvania limited partnership (“FS Investments”). FS Investments is a leading asset manager dedicated to helping individuals, financial professionals and institutions design better portfolios. It provides access to alternative asset classes and top managers through a variety of structures, including business development companies, closed and open-end funds and a real estate investment trust. FS Investments was founded in 2007 as Franklin Square Capital Partners. It is headquartered in Philadelphia with offices in New York, NY, Orlando, FL and Washington, DC.

Under the terms of an investment advisory agreement with the Fund and the Affiliated Investor, respectively, FS and the Affiliated Investor Advisor will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and reports thereon to the Fund’s or Affiliated Investor’s officers and Board regularly.

III.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by Regulated Entities and Affiliated Investors

1.	Mechanics of the Co-Investment Program

As previously described, FS and the Affiliated Investor Advisor serve as the Fund’s or Affiliated Investor’s, as the case may be, investment adviser and administrator and either they or another FS Adviser will serve in the same capacity to any Future Regulated Entity. In these roles, FS and the Affiliated Investor Advisor are responsible for the overall management of the activities of the Fund and the Affiliated Investor and for the day-to-day management of the Fund’s and the Affiliated Investor’s investment portfolio. FS and the Affiliated Investor Advisor provide investment advisory services under an investment advisory or similar agreement with the Fund and the Affiliated Investor, respectively (as amended from time to time, each an “Advisory Agreement”) and provide additional administrative services under an administration agreement.

8 The term “Independent Trustees” refers to the trustees or directors of any Regulated Entity that are not “interested persons” of the Regulated Entity within the meaning of Section 2(a)(19) of the 1940 Act.

9 The Affiliated Investor may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Entity for purposes of this application.

4

It is anticipated that an Adviser will periodically determine that certain investments it recommends for a Regulated Entity would also be appropriate investments for one or more other Regulated Entities and/ or one or more Affiliated Investors. Such a determination may result in the Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors co-investing in certain investment opportunities.

Opportunities for Potential Co-Investment Transactions may arise when advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors. Following issuance of the requested Order, in such cases, the Advisers to all such Regulated Entities will be notified of such Potential Co-Investment Transactions, and such investment opportunities may result in Co-Investment Transactions. For each such investment opportunity, the Advisers to each Regulated Entity will independently analyze and evaluate the investment opportunity as to its appropriateness for such Regulated Entity taking into consideration the Regulated Entity’s Objectives and Strategies (as defined below) and any Board-Established Criteria.10 If the Advisers to a Regulated Entity determine that the opportunity is appropriate for the Regulated Entity (and the applicable FS Adviser approves the investment for such Regulated Entity), and one or more other Regulated Entities and/or one or more Affiliated Investors may also participate, the Advisers will present the investment opportunity to the Eligible Trustees11 of the Regulated Entity prior to the actual investment by the Regulated Entity. As to any Regulated Entity, a Co-Investment Transaction will be consummated only upon approval by a required majority of the Eligible Trustees of such Regulated Entity within the meaning of Section 57(o) of the 1940 Act (“Required Majority”).12

Each FS Adviser has (or will have, in the case of future advisers) an investment committee or other appropriate team through which it will carry out its obligation under condition 1 to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Entity. In the case of a Potential Co-Investment Transaction, the applicable Adviser would apply its allocation policies and procedures in determining the proposed allocation for the Regulated Entity consistent with the requirements of condition 2(a). Each Adviser, as a registered investment adviser, has (or will have, in the case of future advisers) developed a robust allocation process as part of its overall compliance policies and procedures. Each Adviser’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each client of an Adviser may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each such client would participate in investment opportunities fairly and equitably.

Once the applicable Adviser determines a proposed allocation for a Regulated Entity, it would then present the Potential Co-Investment Transaction and the proposed allocation to the FS Adviser’s investment committee for its approval. The FS Adviser’s investment committee would review the recommendation for the Regulated Entity and would have the ability to ask questions of the Adviser and request additional information from the Adviser. If the investment committee approved the investment for the Regulated Entity, the investment and all relevant allocation information would then be presented to the Regulated Entity’s Board for its approval in accordance with the conditions of this Application. FS believes the investment process, prior to seeking approval from the Regulated Entity’s Board, is significant and provides for additional procedures and processes to ensure that the Regulated Entity is being treated fairly in respect of Potential Co-Investment Transactions. These procedures are in addition to, and not instead of, the procedures required under the conditions.

10 “Board-Established Criteria” means criteria that the Board of a Regulated Entity may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which each Adviser to the Regulated Entity should be notified under condition 1. The Board-Established criteria will be consistent with a Regulated Entity’s Objectives and Strategies. If no Board-Established Criteria are in effect, then each Adviser to a Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within the Regulated Entity’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. Each Adviser to a Regulated Entity may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Entity may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

11 “Eligible Trustees” means the directors or trustees of a Regulated Entity that are eligible to vote under Section 57(o) of the 1940 Act.

12 In the case of a Regulated Entity that is a registered closed-end fund, the trustees or directors that make up the Required Majority will be determined as if the Regulated Entity were a BDC subject to Section 57(o). As defined in Section 57(o), ‘Required Majority’ means both a majority of a BDC’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.

5

To allow for an independent review of co-investment activities, the Board of each Regulated Entity will receive, on a quarterly basis, a record of all investments made by Affiliated Investors during the preceding quarter, in accordance with the relief sought by this exemptive application, that: (1) were consistent with such Regulated Entity’s then current Objectives and Strategies and Board-Established Criteria, but (2) were not made available to such Regulated Entity. This record will include an explanation of why such investment opportunities were not offered to the Regulated Entity. If the relief sought by this Application is granted, FS will amend its allocation procedures to allow any Regulated Entity to invest in Potential Co-Investment Transactions in accordance with the conditions hereof. FS’ allocation process is capable of tracking all of the information required by condition 4, which will be presented to the Fund’s Board on a regular basis.

With respect to the pro rata dispositions and follow-on investments provided in conditions 7, 9 and 10, a Regulated Entity may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority, if, among other things: (i) the proposed participation of each Affiliated Investor and each Regulated Entity in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) each Regulated Entity’s Board has approved that Regulated Entity’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Regulated Entity’s Eligible Trustees. A Regulated Entity’s Board may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Trustees.

Each Regulated Entity’s investment in a Co-Investment Transaction would be on the same terms, conditions, price, class of securities, settlement date and registration rights as those applicable to any other Regulated Entity and any Affiliated Investor.

If an Adviser or its principals or any person controlling, controlled by, or under common control with the Adviser or its principals, and any Affiliated Investor Adviser (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (“Shares”), then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

Applicants believe that this condition will ensure that the Independent Trustees will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or its principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly. The Independent Trustees shall evaluate and approve any such independent third party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

2.	Delayed Settlement

All Regulated Entities and Affiliated Investors participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Investor in a Co-Investment Transaction may occur up to ten business days after the settlement date for a Regulated Entity, and vice versa, for one of two reasons. First, this may occur when an Affiliated Investor or Regulated Entity is not yet fully funded because, when an Affiliated Investor or Regulated Entity desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Investor or Regulated Entity does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of an Affiliated Investor and Regulated Entities is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of an Affiliated Investor or Regulated Entity participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Entities. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Entities and the Affiliated Investors will be independent from each other, and a Regulated Entity would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Investor or another Regulated Entity did not settle as expected.

6

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Entities and Affiliated Investors may have opportunities to make Follow-On Investments13 in an issuer in which a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Entities and the Affiliated Investors and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Entities and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Entities and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 9. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Entities and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 10. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

a.	Standard Review Follow-Ons

A Regulated Entity may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 9(c) or, where certain additional requirements are met, without Board approval under Condition 9(b).

A Regulated Entity may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Regulated Entity and Affiliated Investors is proportionate to its outstanding investments in the issuer or security, as appropriate,14 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Entity, a majority of the Board has approved the Regulated Entity’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Entity. The Regulated Entity’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Entity’s Eligible Trustees in accordance with Condition 9(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Entity participates together with an Affiliated Investor and/or one or more other Regulated Entities (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 11.

b.	Enhanced Review Follow-Ons

One or more Regulated Entities and Affiliated Investors holding Pre-Boarding Investments15 may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Entities and Affiliated Investors may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 10. These enhanced review requirements constitute an “onboarding process” whereby Regulated Entities and Affiliated Investors may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Entities and Affiliated Investors need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 9 under the standard review process.

13 “Follow-On Investment” means any additional investment in an existing portfolio company, the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

14 See note 28, below.

15 “Pre-Boarding Investments” are investments in an issuer held by a Regulated Entity, the Affiliated Investor and/or one or more other Regulated Entities that: (i) were acquired prior to participating in any Co-Investment Transaction; (ii) were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and (iii) were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Entity and any Affiliated Investor or other Regulated Entity.

7

4.	Dispositions

The Regulated Entities and Affiliated Investors may be presented from time to time with opportunities to sell, exchange or otherwise dispose of securities in transactions that could be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions16 will be made in a manner that, over time, is fair and equitable to all of the Regulated Entities and Affiliated Investors and in accordance with procedures set forth in the proposed Conditions to the Order, as discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Entities and Affiliated Investors holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 7; and (ii) if the Regulated Entities and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. above and governed by Condition 8.

a.	Standard Review Dispositions

A Regulated Entity may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 7(c) or, where certain additional requirements are met, without Board approval under Condition 7(c).

A Regulated Entity may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 7(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Entity and each Affiliated Investor is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;17and (ii) in the case of a Regulated Entity, a majority of the Board has approved the Regulated Entity’s participation in pro rata Dispositions as being in the best interests of the Regulated Entity. The Regulated Entity’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Entity’s Eligible Trustees.

In the case of a Tradable Security,18 approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;19 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Entities and Affiliated Investors is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 11.

16 “Dispositions” means the sale, exchange or other disposition of an interest in a security of an issuer.

17 See note 28, below.

18 “Tradable Security” means a security that meets the following criteria at the time of Disposition: (i) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act; (ii) it is not subject to restrictive agreements with the issuer or other security holders; and (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Entities holding investments in the issuer and retained for the life of the Regulated Entity) to allow each Regulated Entity to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the 1940 Act) at which the Regulated Entity has valued the investment.

19 In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Entities that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

8

b.	Enhanced Review Dispositions

One or more Regulated Entities and/or one the Affiliated Investors that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Entities and Affiliated Investors may rely on the Order to make such Disposition subject to the requirements of Condition 8. As discussed above, with respect to investment in a given issuer, the participating Regulated Entities and Affiliated Investors need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.20 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 7 or 9 under the standard review process.

4.	Reasons for Co-Investing

It is expected that co-investment in transactions by a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will increase favorable investment opportunities for each Regulated Entity. The Co-Investment Program will be effected for a Regulated Entity only if it is approved by the Required Majority of such Regulated Entity on the basis that it would be advantageous for such Regulated Entity to have the additional capital from other Regulated Entities and/or the Affiliated Investors available to meet the funding requirements of attractive investments in portfolio companies. A BDC or closed-end fund that makes investments of the type contemplated by a Regulated Entity typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as Regulated Entities that seek certain favorable tax treatment under Subchapter M of the Code. Consequently, in some circumstances, a Regulated Entity might not be able to commit to the entire amount of financing sought by an issuer. In such cases, the issuer is likely to reject an offer of funding from the Regulated Entity due to the Regulated Entity’s inability to commit the full amount of financing required.

The ability to participate in Co-Investment Transactions would enable an FS Adviser to participate in financing commitments, which would, in turn, be expected to increase total return and expand investment opportunities for the Regulated Entity. Indeed, a Regulated Entity’s inability to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors could potentially result in the loss of beneficial investment opportunities for the Regulated Entity and, in turn, adversely affect the Regulated Entity’s shareholders. For example, a Regulated Entity may lose some investment opportunities if the Advisers cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Advisers due to a Regulated Entity’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which each Regulated Entity’s individual or aggregate investment limits require the Advisers to arrange a syndicated financing with unaffiliated entities, a Regulated Entity will likely be required to forego fewer suitable investment opportunities. With the assets of other Regulated Entities and the Affiliated Investors available for co-investment, there could be an increase in the number of opportunities accessible to the Regulated Entity.

The Advisers and the Board of each Regulated Entity believe that it will be advantageous for a Regulated Entity to co-invest with one or more other Regulated Entities and/or one or more Affiliated Investors and that such investments would be consistent with the Regulated Entity’s Objectives and Strategies (as defined below) and Board-Established Criteria. If the proposed Order is not granted, the Regulated Entities will not be able to avail themselves of the potentially attractive investment opportunities afforded by this arrangement. This could place the Regulated Entities at a disadvantage compared to other funds in the industry, which the Applicants respectfully believe goes against the purposes and intentions of the 1940 Act.

Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market access and allow the Regulated Entity to be more selective in choosing its investments so that the Regulated Entity can pursue the most attractive risk-adjusted investments and optimize its portfolio. Enhanced selectivity and more favorable deal terms, pricing and structure should create enhanced value for the Regulated Entity and its shareholders.

20 However, with respect to an issuer, if a Regulated Entity’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Entity does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Entity may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

9

The Advisers and the Board of each Regulated Entity also believe that co-investment by a Regulated Entity, one or more other Regulated Entities and/or the Affiliated Investors will afford the Regulated Entity the ability to achieve greater diversification and, together with the other Regulated Entities and the Affiliated Investors, the opportunity to benefit from greater influence on the portfolio companies in which the Regulated Entities and the Affiliated Investors co-invest.

B.	Applicable Law

1.	Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC (or a company controlled by such BDC) is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC (or a controlled company) on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).21 Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC (or a company controlled by such BDC) is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

In considering whether to grant an application under Rule 17d-1, the Commission will consider whether the participation by the registered fund or BDC (or its controlled company) in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

21 See Section 57(i) of the 1940 Act.

10

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The 1940 Act also provides that there shall be a presumption that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Section 2(a)(3)(E) provides that an “affiliated person” of another person includes any investment adviser of such other person if such other person is an investment company. Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need for Relief

Co-Investment Transactions would be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Investors and the Regulated Entities fall within the categories of persons described by Section 17(d) and Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Entity. Each Regulated Entity may be deemed to be an “affiliated person” of each other Regulated Entity within the meaning of Section 2(a)(3) of the 1940 Act. The Regulated Entities, by virtue of each having an FS Adviser, may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a BDC, respectively. Thus, an Adviser and any Affiliated Investors that it advises could be deemed to be persons related to Regulated Entities in a manner described in Sections 17(d) and 57(b) and therefore prohibited by Section 17(d) and 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission pursuant to Sections 17(d) and 57(i) and Rule 17d-1, to permit a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors to participate in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.22 Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

F.	Applicants’ Legal Arguments

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs pursuant to Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a closed-end fund or BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

22 See, e.g., THL Credit, Inc., et al. (File No. 812-14807), Release No. IC-33213 (Aug. 24, 2018) (notice), Release No. IC-33239 (Sept. 19, 2018) (order); Tortoise Capital Advisors, L.L.C., et al. (File No. 812-14839), Release No. IC-33205 (Aug. 21, 2018) (notice), Release No. IC-33237 (Sept. 18, 2018) (order); BlackStone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835), Release No. IC-33149 (July 6, 2018) (notice), Release No. IC-33186 (July 31, 2018) (order).

11

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment (except for certain Dispositions or Follow-On Investments, as described in the conditions), and other protective conditions set forth in this Application, will ensure that a Regulated Entity will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of the Advisers would not be able to favor the Affiliated Investors over a Regulated Entity through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for a Regulated Entity will also be an attractive investment opportunity for the Affiliated Investors, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Regulated Entity or the Affiliated Investors as opportunities arise. For each Potential Co-Investment Transaction, a Regulated Entity, one or more other Regulated Entities and/or one or more Affiliated Investors will be offered the opportunity to participate in the Potential Co-Investment Transactions on the same terms and conditions and, if the aggregate amount recommended by an Adviser to be invested by the Regulated Entities and all participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital23 for investment in the asset class being allocated, up to the amount proposed to be invested by each. Each Regulated Entity would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Entity would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to each Regulated Entity and the Affiliated Investors and do not involve overreaching by any person concerned, including FS. Applicants submit that each Regulated Entity’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Entity that falls within a Regulated Entity’s then-current Objectives and Strategies24 and Board-Established Criteria, the Advisers to the Regulated Entity will make an independent determination of the appropriateness of the investment for the Regulated Entity in light of the Regulated Entity’s then-current circumstances.

2.            a. If the Advisers to a Regulated Entity deem participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Advisers will then determine an appropriate level of investment for such Regulated Entity.

b. If the aggregate amount recommended by the Advisers to a Regulated Entity to be invested by the Regulated Entity in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Investors, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount of the investment opportunity will be allocated among the Regulated Entities and such Affiliated Investors, pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each. The Advisers to each participating Regulated Entity will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party’s Available Capital to assist the Eligible Trustees with their review of the Regulated Entity’s investments for compliance with these allocation procedures.

 23 “Available Capital” means (a) for each Regulated Entity, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Entity or imposed by applicable laws, rules, regulations or interpretations and (b) for each Affiliated Investor, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

24 “Objectives and Strategies” means a Regulated Entity’s investment objectives and strategies, as described in the Regulated Entity’s registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act, or under the Securities and Exchange Act of 1934, as amended, and the Regulated Entity’s reports to shareholders.

12

c. After making the determinations required in conditions 1 and 2(a) above, the Advisers to the Regulated Entity will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Entity and any Affiliated Investor, to the Eligible Trustees of each participating Regulated Entity for their consideration.Regulated Entity for their consideration. A Regulated Entity will co-invest with one or more other Regulated Entities and/or an Affiliated Investor only if, prior to the Regulated Entities’ and the Affiliated Investors’ participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its shareholders and do not involve overreaching in respect of the Regulated Entity or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the Regulated Entity’s shareholders; and

(B) the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria;

(iii) the investment by any other Regulated Entity or an Affiliated Investor would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entity or Affiliated Investor; provided, that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Entity or Affiliated Investors in a Co-Investment Transactions is later than the settlement date for the Regulated Entity by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Investors and Regulated Entities are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Investor or Regulated Entity participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Entity or Affiliated Investor, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer, or any similar right to participate in the governance or management of the portfolio company so long as:

(x) the Eligible Trusttees will have the right to ratify the selection of such director or board observer, if any;

(y) the Advisers to the Regulated Entity agree to, and do, provide periodic reports to the Regulated Entity’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(z) any fees or other compensation that any other Regulated Entity or any Affiliated Investor or any affiliated person of any other Regulated Entity or an Affiliated Investor receives in connection with the right of one or more Regulated Entities or Affiliated Investors to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Entity in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Entity will not benefit the Advisers, any other Regulated Entity or the Affiliated Investors or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted under Sections 17(e) and 57(k) of the 1940 Act, as applicable, (C) in the case of fees or other compensation described in condition 2(c)(iii)(c), or (D) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction.

3. Each Regulated Entity will have the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Advisers will present to the Board of each Regulated Entity, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Entities or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Entity, and an explanation of why the investment opportunities were not offered to the Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

13

5. Except for Follow-On Investments made in accordance with Conditions 9 and 1025 a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity or an Affiliated Investor or any affiliated person of another Regulated Entity or an Affiliated Investor is an existing investor.

6. A Regulated Entity will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, the date on which the commitment is entered, and registration rights will be the same for each participating Regulated Entity and Affiliated Investor and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Entity or Affiliated Investor will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Entities or Affiliated Investors, but not the Regulated Entity itself, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 6, if Condition 2(c)(iii)(B) is met.

7. a. If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of an interest in a security that was acquired by one or more Regulated Entities and/or Affiliated Investors in a Co-Investment Transaction, the Advisers will:

(i) notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed Disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Entity in the Disposition.

b. Each Regulated Entity will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity.

c. A Regulated Entity may participate in such Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Entity and each Affiliated Investor in such Disposition is proportionate to its outstanding investments in the issuer immediately preceding the Disposition26; (B) the Regulated Entity’s Board has approved as being in the best interests of the Regulated Entity the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (C) the Regulated Entity’s Board is provided on a quarterly basis with a list of all Dispositions made in accordance with this condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Entities and Affiliated Investors is price.

d. In all other cases, the Advisers will provide their written recommendation as to the Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity’s best interests.

e. Each Regulated Entity and each Affiliated Investor will bear its own expenses in connection with the Disposition.

8. a. If any Regulated Entity or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Entities and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

25 This exception applies only to follow-on investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

26 In the case of any Disposition, proportionality will be measured by each Participating Regulated Entity’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Disposition.

14

(i) the Adviser to such Regulated Entity or Affiliated Investor will notify each Regulated Entity that holds an investment in the issuer of the proposed disposition at the earliest practicable time;

(ii) the Adviser to each Regulated Entity that holds an investment in the issuer, will formulate a recommendation as to participation by such Regulated Entity in the disposition; and

(iii) the Advisers will provide to the Board of each Regulated Entity that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Entities and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this condition.

b. The Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such disposition, solely to the extent that a Required Majority determines that:

(i) the disposition complies with Condition 2(c)(i), (ii), (iii)(A) and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

c. The Disposition may only be completed in reliance on the Order if:

(i) Each Regulated Entity has the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Investors and any other Regulated Entity;

(ii) All of the Affiliated Investors’ and Regulated Entities’ investments in the issuer are Pre-Boarding Investments;

(iii) Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) All Regulated Entities and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Entities and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds that: (i) any Regulated Entity’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is Immaterial27 in amount, including Immaterial relative to the size of the issuer; and (ii) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) the Affiliated Investors, the other Regulated Entities and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act).

9. a. If any Regulated Entity or Affiliated Investor desires to make a Follow-On Investment in a portfolio company whose securities were acquired by the Regulated Entity and the Affiliated Investor in a Co-Investment Transaction, the Advisers will:

(i) notify each Regulated Entity of the proposed transaction at the earliest practical time; and

27 In determining whether a holding is “Immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

15

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

b. A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Entity and each Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,28 immediately preceding the Follow-On Investment; and (B) the Regulated Entity’s Board has approved as being in the best interests of such Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

c. In all other cases, the Advisers will provide their written recommendation as to such Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that the Required Majority determines that it is in such Regulated Entity’s best interests. If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Trustees must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

d. If, with respect to any Follow-On Investment:

(i) the amount of a Follow-On Investment is not based on the Regulated Entities’ and the Affiliated Investors’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested by the Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Entities and the Affiliated Investors in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

e. The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and be subject to the other conditions set forth in the Application.

10. a. If any Regulated Entity or Affiliated Investor desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Entities and Affiliated Investors holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Entity or Affiliated Investor will notify each Regulated Entity that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Entity that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Entity; and

(iii) the Advisers will provide to the Board of each Regulated Entity that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Entities and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this condition.

28 To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Entities and Affiliated Investor, proportionality will be measured by each participating Regulated Entity’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Entities or Affiliated Investor, proportionality will be measured by each participating Regulated Entity’s and Affiliated Investor’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof

16

b. The Adviser will provide its written recommendation as to the Regulated Entity’s participation to the Eligible Trustees, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Entity determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

c. The Follow-On Investment may only be completed in reliance on the Order if:

(i) all of the Affiliated Investors’ and Regulated Entities’ investments in the issuer are Pre-Boarding Investments; and

(ii) independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) all Regulated Entities and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Entities and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (i) any Regulated Entity’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is Immaterial in amount, including Immaterial relative to the size of the issuer; and (ii) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) the Affiliated Investors, the other Regulated Entities and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the 1940 Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the 1940 Act); and

d. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Entity is not based on the Regulated Entities’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Entities and/or Affiliated Investors, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each.

e. The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

11. The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities or Affiliated Investors that a Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually (a) the continued appropriateness for such Regulated Entity of participating in new and existing Co-Investment Transactions and (b) the continued appropriateness of the Board-Established Criteria.

12. Each Regulated Entity will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Entities were a BDC and each of the investments permitted under these conditions were approved by a Required Majority under Section 57(f).

17

13. No Independent Trustee of a Regulated Entity will also be a trustee, director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Affiliated Investor.

14. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Entities and the Affiliated Investors, be shared by the Regulated Entities and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

15. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable,29 received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Investors on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Investors based on the amount they invest in the Co-Investment Transaction. None of the other Regulated Entities, Affiliated Investors, the Advisers nor any affiliated person of the Regulated Entities or the Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and the Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(c) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Regulated Entities’ and the Affiliated Investors’ investment advisory agreements).

16. The Advisers to the Regulated Entities and Affiliated Investors will maintain written policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that each of the Advisers to each Regulated Entity will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity’s then-current Objectives and Strategies and Board-Established Criteria and will be given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

17. If the Holders own in the aggregate more than 25 percent of the Shares, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors or trustees; (2) the removal of one or more directors or trustees; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in Section 2(a)(42) of the 1940 Act.

18. Each Regulated Entity’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Entity’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

IV.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Stephen S. Sypherd, Esq.
General Counsel
FS Global Advisor, LLC
201 Rouse Boulevard
Philadelphia, Pennsylvania 19112
Telephone: (215) 495-1150

29 Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

18

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Joshua B. Deringer
Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103
(215) 988-2959

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Fund pursuant to resolutions duly adopted by the Board on December 10, 2018 (attached hereto as Exhibit A). In accordance with Rule 0-2(c) under the 1940 Act, each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

Applicants have caused this Application to be duly signed on their behalf on the 17th day of December, 2018.

FS GLOBAL CREDIT OPPORTUNITIES FUND

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President, Treasurer & Secretary

FS GLOBAL ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

FS TACTICAL PRIVATE FUND, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Authorized Person

FS TACTICAL ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Authorized Person

19

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Global Credit Opportunities Fund, that he is the Managing Director and General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS GLOBAL CREDIT OPPORTUNITIES FUND

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

20

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Global Advisor, LLC, that he is the Managing Director and General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS GLOBAL ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

21

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Private Fund, LLC, that he is the Managing Director and General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS TACTICAL PRIVATE FUND, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

22

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of FS Tactical Advisor, LLC, that he is the Managing Director and General Counsel of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FS TACTICAL ADVISOR, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director and General Counsel

23

EXHIBIT A

Resolutions of Board of Trustees of

FS Global Credit Opportunities Fund

Approval of Filing Section 17(d) Application for Co-Investment Relief

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of FS Global Adviser and the Master Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit E.1, and any amendments thereto, pursuant to Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

24